Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the Annual General Meeting of shareholders of Energy Metals Corporation (the “Company”) held on December 1, 2006, in Vancouver, British Columbia:

Description of Business		Outcome of Vote	VOTES BY BALLOT
			Votes For	Votes Against	Votes Withheld
1.	To approve the adoption of an amended and restated Stock Option Plan of the Company.	Passed	84.23%	15.78%	Nil
2.	To appoint Davidson & Company, Chartered Accountants the auditors of the Company for the ensuing year at a remuneration to be fixed by the Board of Directors.	Passed	100%	Nil	Nil
3.	To determine the number of directors at six (6).	Passed	99.99%	0.01%	Nil
4.	To elect the following the following directors to hold office until the next Annual General Meeting: Paul Matysek, William Sheriff James G. G. Watt, Grayson Hand William Lupien, William Harris	Passed	100%	Nil	Nil

DATED this 5th day of December, 2006.

ENERGY METALS CORPORATION

“Christine Thomson”
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Christine Thomson, Corporate Secretary